UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

RECEPTOS, INC.

(Name of Subject Company (Issuer))

STRIX CORPORATION

(Offeror)

A Wholly-Owned Subsidiary of

CELGENE CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE	756207106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Robert J. Hugin

Chairman and Chief Executive Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Cantone, Esq.

Daniel I. Ganitsky, Esq.

Ori Solomon, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$7,561,571,592.00	$ 878,654.62

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 32,592,981 shares of common stock, $0.001 par value per share, of Receptos, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 31,606,369 Shares issued and outstanding and (ii) 986,612 Shares issuable upon the exercise of outstanding options exercisable prior to December 31, 2015), multiplied by (b) the offer price of $232.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of July 27, 2015, the most recent practicable date prior to commencement of the offer.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $116.20 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Celgene Corporation
Amount Previously Paid: $878,654.62	Filing Party: Strix Corporation.
Form or Registration No.: Schedule TO	Date Filed: July 28, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on July 28, 2015 (together with any amendments and supplements thereto, the “Schedule TO”), relating to the offer by Strix Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Receptos, Inc., a Delaware corporation (“Receptos”), other than any Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Celgene, Purchaser, Receptos or any of their wholly-owned subsidiaries, at a price of $232.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2015 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Item 11.	Additional Information.

Section 15—“Certain Legal Matters—Antitrust Compliance” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end thereof:

The applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer and the Merger expired at 11:59 p.m., New York City time, on August 10, 2015. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer and the Merger remain subject to other closing conditions.

Section 15—“Certain Legal Matters—Litigation” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

On July 20, 2015, a putative class action, Scott v. Receptos, Inc., related to the Merger Agreement was commenced by the filing of a complaint in the Court of Chancery for the State of Delaware, Case No. 11316, against Receptos, members of the Receptos Board, Celgene and Purchaser. Four other complaints, Cacioppo v. Hasnain and Rosenberg v. Receptos, Inc., (Case Nos. 11324 and 11325) filed on July 23, Kadin v. Receptos, Inc., filed on July 27 (Case No. 11337), and Rockaway v. Hasnain, filed on July 28, 2015 (Case No. 11346), raise similar putative class claims in the Court of Chancery for the State of Delaware against some or all of Receptos, members of the Receptos Board, Celgene and Purchaser. On August 3, 2015, putative class counsel in Kadin v. Receptos, Inc., filed a Verified Amended Class Action Complaint which, among other things, challenges the Schedule 14D-9 disclosures as inadequate. The Delaware complaints were ordered consolidated under the caption Scott v. Receptos, Inc. on August 4, 2015. Another putative class action, Chapman Family Trust v. Receptos, Inc., was filed on July 30, 2015, in Superior Court of the State of California, County of San Diego, (Case No. 37-2015-00025537-CU-SL-CTL) against Receptos, members of the Receptos Board, Celgene and Purchaser. The amended consolidated complaint and the Chapman Family Trust complaint generally allege breaches of fiduciary duty by the members of the Receptos Board in connection with the Merger Agreement. Further, these complaints allege that Celgene and Purchaser aided and abetted the purported breaches of fiduciary duty. The plaintiffs generally seek equitable and injunctive relief, including an order enjoining the defendants from completing the proposed merger transaction, rescission of any consummated transaction, unspecified damages and attorneys’ fees. Celgene and Purchaser believe these lawsuits are wholly without merit, and intend to vigorously defend against them.

Additional lawsuits may be filed against Receptos, Celgene, Purchaser and/or any of their respective directors in connection with the Merger.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(F)	Press Release issued by Celgene on August 11, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2015	CELGENE CORPORATION

	By:	/s/ Peter N. Kellogg
Peter N. Kellogg
Executive Vice President and Chief Financial Officer

STRIX CORPORATION

	By:	/s/ Peter N. Kellogg
Peter N. Kellogg
Chief Financial Officer

EXHIBIT INDEX

(a)(5)(F)	Press Release issued by Celgene on August 11, 2015